Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Three Months Ended March 31, 2017
Income before income taxes	$411
Add: Total fixed charges (per below)	496
Less: Interest capitalized	12

Total earnings before income taxes	$895

Fixed charges:
Interest	$253
Portion of rental expense representative of the interest factor	243

Total fixed charges	$496

Ratio of earnings to fixed charges	1.8